FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2027 Semi-Annual

(April 1, 2026 through September 30, 2026)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2027 Semi-Annual Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

November 5, 2026

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Kenta Kon, President
Contact person	:	Katsuhiro Mori, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of semi-annual securities report	:	November 12, 2026
Payment date of cash dividends	:	November 26, 2026
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2027 First Half (April 1, 2026 through September 30, 2026)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2027 first half	26,962,462	9.5	2,191,124	9.2	2,954,403	19.2	2,305,496	24.9	2,236,446	26.1	2,173,301	-7.4
FY2026 first half	24,630,753	5.8	2,005,692	-18.6	2,478,127	-9.3	1,845,135	-1.1	1,773,426	-7.0	2,348,135	45.5

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2027 first half	185.97	185.97
FY2026 first half	136.07	136.07

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2027 first half	101,980,759	38,306,382	37,447,031	36.7
FY2026	105,522,331	41,020,068	39,918,854	37.8

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2026	—	45.00	—	50.00	95.00
FY2027	—	50.00
FY2027 (forecast)			—	50.00	100.00

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2027 (April 1, 2026 through March 31, 2027)

	(% of change from FY2026)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	53,500,000	5.6	3,900,000	3.6	4,960,000	-3.7	3,570,000	-7.2	299.95

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: yes

Excluded: 70 companies (Hino Motors, Ltd. and its consolidated subsidiaries)

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2027 first half 14,594,987,460 shares, FY2026 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each period:
FY2027 first half 2,816,740,147 shares, FY2026 2,761,602,986 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2027 first half 12,025,798,623 shares, FY2026 first half 13,033,161,110 shares

(Note)

Toyota Motor Corporation has adopted a share-based compensation plan using a Stock-Granting Employee Stock Ownership Plan (ESOP) Trust. Toyota Motor Corporation shares held by the Trust are included in both the number of shares of treasury stock at the end of the fiscal period, as well as the shares of treasury stock to be deducted when calculating the average number of shares during the period.

These semi-annual consolidated financial results are not subject to certified public accountant’s or audit firm’s review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

Supplemental Material for Financial Results for FY2027 First Half

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2027 First Half

Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 25 thousand units, or 0.5%, to 4,758 thousand units in FY2027 first half (the first half ended September 30, 2026) compared with FY2026 first half (the first half ended September 30, 2025). Vehicle unit sales in Japan increased by 54 thousand units, or 5.6%, to 1,024 thousand units in FY2027 first half compared with FY2026 first half. Meanwhile, overseas vehicle unit sales decreased by 79 thousand units, or 2.1%, to 3,734 thousand units in FY2027 first half compared with FY2026 first half.

The results of operations for FY2027 first half were as follows:

Sales revenues	26,962.4 billion yen	(an increase of 2,331.7 billion yen or 9.5% compared with FY2026 first half)

Operating income	2,191.1 billion yen	(an increase of 185.4 billion yen or 9.2% compared with FY2026 first half)

Income before income taxes	2,954.4 billion yen	(an increase of 476.2 billion yen or 19.2% compared with FY2026 first half)

Net income attributable to Toyota Motor Corporation	2,236.4 billion yen	(an increase of 463.0 billion yen or 26.1% compared with FY2026 first half)

The changes in operating income were as follows:

Marketing efforts	an increase of 165.0 billion yen

Effects of changes in exchange rates	an increase of 685.0 billion yen

Cost reduction efforts	a decrease of 340.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 20.0 billion yen

Other	a decrease of 304.6 billion yen

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations segment increased by 1,880.5 billion yen, or 8.5%, to 23,981.1 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 112.7 billion yen, or 7.6%, to 1,598.2 billion yen in FY2027 first half compared with FY2026 first half. The increase in operating income was mainly due to the effects of changes in exchange rates.

(2) Financial services:

Sales revenues for the financial services operations segment increased by 431.7 billion yen, or 18.5%, to 2,762.0 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 21.9 billion yen, or 4.9%, to 472.3 billion yen in FY2027 first half compared with FY2026 first half. The increase in operating income was mainly due to increase in loan balance.

(3) All other:

Sales revenues for all other businesses increased by 203.0 billion yen, or 27.6%, to 938.9 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 60.1 billion yen, or 87.3%, to 129.0 billion yen in FY2027 first half compared with FY2026 first half.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 1,239.2 billion yen, or 11.8%, to 11,752.5 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 136.2 billion yen, or 12.2%, to 1,253.3 billion yen in FY2027 first half compared with FY2026 first half. The increase in operating income was mainly due to the effects of changes in exchange rates.

(2) North America:

Sales revenues in North America increased by 1,453.6 billion yen, or 13.9%, to 11,922.1 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 234.0 billion yen to 166.1 billion yen in FY2027 first half compared with FY2026 first half. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts.

(3) Europe:

Sales revenues in Europe increased by 609.1 billion yen, or 19.4%, to 3,755.6 billion yen in FY2027 first half compared with FY2026 first half, and operating income increased by 18.4 billion yen, or 9.2%, to 219.2 billion yen in FY2027 first half compared with FY2026 first half. The increase in operating income was mainly due to marketing efforts.

(4) Asia:

Sales revenues in Asia increased by 225.8 billion yen, or 5.1%, to 4,677.3 billion yen in FY2027 first half compared with FY2026 first half. However, operating income decreased by 7.1 billion yen, or 1.6%, to 437.1 billion yen in FY2027 first half compared with FY2026 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 331.0 billion yen, or 14.2%, to 2,658.2 billion yen in FY2027 first half compared with FY2026 first half. However, operating income decreased by 0.9 billion yen, or 0.5%, to 200.9 billion yen in FY2027 first half compared with FY2026 first half. The decrease in operating income was mainly due to the effects of marketing activities.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

2. Consolidated Financial Position for FY2027 First Half

Financial Position

The financial position for FY2027 first half was as follows:

Total assets decreased by 3,541.5 billion yen, or 3.4%, to 101,980.7 billion yen at the end of FY2027 first half compared with the end of FY2026. Liabilities decreased by 827.8 billion yen, or 1.3%, to 63,674.3 billion yen at the end of FY2027 first half compared with the end of FY2026. Shareholders’ equity decreased by 2,713.6 billion yen, or 6.6%, to 38,306.3 billion yen at the end of FY2027 first half compared with the end of FY2026.

Overview of Cash Flow

Cash and cash equivalents decreased by 3,175.1 billion yen, or 25.1%, to 9,484.4 billion yen at the end of FY2027 first half compared with the end of FY2026.

The increases or decreases for each cash flow activity compared with FY2026 first half are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 1,603.9 billion yen for FY2027 first half. Net cash provided by operating activities decreased by 1,340.6 billion yen from 2,944.6 billion yen for FY2026 first half.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 535.3 billion yen for FY2027 first half. Net cash used in investing activities decreased by 2,982.2 billion yen from 3,517.5 billion yen for FY2026 first half.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 4,207.8 billion yen for FY2027 first half. Net cash used in financing activities increased by 3,845.8 billion yen from 362.0 billion yen for FY2026 first half.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Financial Statements

1. Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2026	September 30, 2026
Assets
Current assets
Cash and cash equivalents	12,659,622	9,484,484
Trade accounts and other receivables	3,795,986	3,992,002
Receivables related to financial services	13,478,474	13,803,471
Other financial assets	3,982,445	4,742,012
Inventories	5,134,996	5,502,113
Income tax receivable	235,425	256,847
Other current assets	1,520,330	1,602,353

Subtotal	40,807,277	39,383,283

Assets held for sale	2,016,804	—

Total current assets	42,824,081	39,383,283

Non-current assets
Investments accounted for using the equity method	5,342,548	5,479,308
Receivables related to financial services	25,488,182	25,796,075
Other financial assets	11,135,799	10,625,490
Property, plant and equipment
Land	1,351,625	1,353,576
Buildings	6,284,907	6,665,074
Machinery and equipment	17,509,377	17,462,542
Vehicles and equipment on operating leases	9,705,647	9,920,198
Construction in progress	1,719,808	1,476,037

Total property, plant and equipment, at cost	36,571,364	36,877,427

Less - Accumulated depreciation and impairment losses	(19,504,000)	(19,727,538)

Total property, plant and equipment, net	17,067,365	17,149,889

Right of use assets	901,232	872,524
Intangible assets	1,392,755	1,314,755
Deferred tax assets	555,596	557,933
Other non-current assets	814,773	801,502

Total non-current assets	62,698,250	62,597,476

Total assets	105,522,331	101,980,759

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

	Yen in millions
	March 31, 2026	September 30, 2026
Liabilities
Current liabilities
Trade accounts and other payables	5,856,945	5,892,462
Short-term and current portion of long-term debt	17,581,104	17,554,663
Accrued expenses	2,112,571	2,049,839
Other financial liabilities	2,384,008	2,488,148
Income taxes payable	711,675	542,097
Liabilities for quality assurance	2,097,943	2,152,345
Provisions	431,191	501,524
Other current liabilities	1,735,034	1,818,514

Subtotal	32,910,472	32,999,592

Liabilities directly associated with assets held for sale	694,547	—

Total current liabilities	33,605,019	32,999,592

Non-current liabilities
Long-term debt	25,624,365	25,645,156
Other financial liabilities	1,157,413	1,177,630
Retirement benefit liabilities	1,022,483	993,367
Deferred tax liabilities	1,584,505	1,267,270
Provisions	498,463	544,972
Other non-current liabilities	1,010,015	1,046,388

Total non-current liabilities	30,897,244	30,674,784

Total liabilities	64,502,263	63,674,377

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	456,742	367,024
Retained earnings	38,709,858	38,539,051
Other components of equity	4,544,019	3,986,585
Other comprehensive income associated with assets held for sale	266,596	—
Treasury stock	(4,455,410)	(5,842,678)

Total Toyota Motor Corporation shareholders’ equity	39,918,854	37,447,031

Non-controlling interests	1,101,214	859,351

Total shareholders’ equity	41,020,068	38,306,382

Total liabilities and shareholders’ equity	105,522,331	101,980,759

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

2. Unaudited Condensed Semi-Annual Consolidated Statement of Income and

 Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

 Unaudited Condensed Semi-Annual Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2025	For the first half ended September 30, 2026
Sales revenues
Sales of products	22,324,109	24,231,768
Financial services	2,306,644	2,730,695

Total sales revenues	24,630,753	26,962,462

Costs and expenses
Cost of products sold	19,001,590	20,465,943
Cost of financial services	1,464,512	1,826,024
Selling, general and administrative	2,158,959	2,479,372

Total costs and expenses	22,625,061	24,771,338

Operating income	2,005,692	2,191,124

Share of profit (loss) of investments accounted for using the equity method	272,624	358,362
Other finance income	292,746	1,007,861
Other finance costs	(25,010)	(492,457)
Foreign exchange gain (loss), net	(52,787)	(145,384)
Other income (loss), net	(15,138)	34,897

Income before income taxes	2,478,127	2,954,403

Income tax expense	632,993	648,907

Net income	1,845,135	2,305,496

Net income attributable to
Toyota Motor Corporation	1,773,426	2,236,446
Non-controlling interests	71,709	69,050

Net income	1,845,135	2,305,496

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	136.07	185.97

Diluted	136.07	185.97

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2025	For the first half ended September 30, 2026
Net income	1,845,135	2,305,496
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	391,463	186,239
Remeasurements of defined benefit plans	(9,750)	(9,078)
Share of other comprehensive income of equity method investees	(13,531)	26,402

Total of items that will not be reclassified to profit (loss)	368,181	203,563

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	182,985	(333,335)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	27,957	(61,366)
Share of other comprehensive income of equity method investees	(76,123)	58,944

Total of items that may be reclassified subsequently to profit (loss)	134,819	(335,758)

Total other comprehensive income, net of tax	503,001	(132,195)

Comprehensive income	2,348,135	2,173,301

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,258,145	2,117,333
Non-controlling interests	89,990	55,968

Comprehensive income	2,348,135	2,173,301

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

3. Unaudited Condensed Semi-Annual Consolidated Statement of Changes in Equity

For the first half ended September 30, 2025

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	1,773,426	—	—	1,773,426	71,709	1,845,135
Other comprehensive income, net of tax	—	—	—	484,719	—	484,719	18,281	503,001

Total comprehensive income	—	—	1,773,426	484,719	—	2,258,145	89,990	2,348,135

Transactions with owners and other
Dividends paid	—	—	(652,446)	—	—	(652,446)	(95,069)	(747,515)
Repurchase of treasury stock	—	—	—	—	(39,959)	(39,959)	—	(39,959)
Reissuance of treasury stock	—	1,358	—	—	508	1,866	—	1,866
Equity transactions and other	—	(312)	—	—	—	(312)	15,826	15,514

Total transactions with owners and other	—	1,046	(652,446)	—	(39,451)	(690,852)	(79,242)	(770,095)

Reclassification to retained earnings	—	—	99,619	(99,619)	—	—	—	—

Balances at September 30, 2025	397,050	493,414	37,061,816	3,995,233	(4,455,394)	37,492,119	964,835	38,456,954

For the first half ended September 30, 2026

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Other comprehensive income associated with assets held for sale	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2026	397,050	456,742	38,709,858	4,544,019	266,596	(4,455,410)	39,918,854	1,101,214	41,020,068

Comprehensive income
Net income	—	—	2,236,446	—	—	—	2,236,446	69,050	2,305,496
Other comprehensive income, net of tax (Note 1)	—	—	—	(119,113)	—	—	(119,113)	(13,082)	(132,195)

Total comprehensive income	—	—	2,236,446	(119,113)	—	—	2,117,333	55,968	2,173,301

Transactions with owners and other
Dividends paid	—	—	(651,697)	—	—	—	(651,697)	(59,996)	(711,692)
Repurchase of treasury stock	—	—	—	—	—	(3,851,890)	(3,851,890)	—	(3,851,890)
Reissuance of treasury stock	—	1,662	—	—	—	1,129	2,791	—	2,791
Retirement of treasury stock (Note 3)	—	(3,019)	(2,460,473)	—	—	2,463,492	—	—	—
Equity transactions and other (Note 1,2)	—	(88,361)	—	—	—	—	(88,361)	(237,835)	(326,196)

Total transactions with owners and other	—	(89,718)	(3,112,169)	—	—	(1,387,268)	(4,589,156)	(297,831)	(4,886,987)

Reclassification to retained earnings (Note 1)	—	—	704,916	(704,916)	—	—	—	—	—

Transfer from other comprehensive income associated with assets held for sale (Note 1)	—	—	—	266,596	(266,596)	—	—	—	—

Balances at September 30, 2026	397,050	367,024	38,539,051	3,986,585	—	(5,842,678)	37,447,031	859,351	38,306,382

(Note 1)	The change primarily includes the impact of the disposition of shares in Toyota Industries Corporation and the deconsolidation of Hino Motors, Ltd.
(Note 2)	The change primarily includes the impact of the acquisition of shares in Toyota Motor Hamura, Inc.
(Note 3)	The change includes a reclassification from retained earnings to additional paid-in capital.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

4. Unaudited Condensed Semi-Annual Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2025	For the first half ended September 30, 2026
Cash flows from operating activities
Net income	1,845,135	2,305,496
Depreciation and amortization	1,131,414	1,288,088
Interest income and interest costs related to financial services, net	(392,440)	(439,802)
Share of profit (loss) of investments accounted for using the equity method	(272,624)	(358,362)
Income tax expense	632,993	648,907
Changes in operating assets and liabilities, and other	(232,255)	(1,612,553)
Interest received	1,339,585	1,499,811
Dividends received	295,880	310,356
Interest paid	(805,043)	(903,058)
Income taxes paid, net of refunds	(598,035)	(1,134,959)

Net cash provided by (used in) operating activities	2,944,609	1,603,924

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(957,692)	(899,729)
Additions to equipment leased to others	(1,405,941)	(1,490,212)
Proceeds from sales of fixed assets excluding equipment leased to others	15,008	14,790
Proceeds from sales of equipment leased to others	686,709	788,953
Additions to intangible assets	(151,495)	(145,344)
Additions to public and corporate bonds and stocks	(1,233,188)	(2,395,036)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,919,732	4,880,576
Other, net	(2,390,660)	(1,289,322)

Net cash provided by (used in) investing activities	(3,517,528)	(535,325)

Cash flows from financing activities
Increase (decrease) in short-term debt	(249,899)	(64,601)
Proceeds from long-term debt	6,061,836	7,111,557
Payments of long-term debt	(5,404,003)	(6,540,060)
Dividends paid to Toyota Motor Corporation common shareholders	(652,446)	(651,697)
Dividends paid to non-controlling interests	(95,069)	(59,996)
Repurchase of treasury stock	(39,959)	(3,851,890)
Other, net	17,474	(151,187)

Net cash provided by (used in) financing activities	(362,065)	(4,207,873)

Effect of exchange rate changes on cash and cash equivalents	65,502	(35,865)

Net increase (decrease) in cash and cash equivalents	(869,482)	(3,175,138)

Cash and cash equivalents at beginning of period	8,982,404	12,659,622

Cash and cash equivalents at end of period	8,112,922	9,484,484

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

5. Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

(2) Segment Information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first half ended September 30, 2025:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	22,000,056	2,306,644	324,053	—	24,630,753
Inter-segment revenues and transfers	100,504	23,689	411,793	(535,985)	—

Total	22,100,559	2,330,333	735,846	(535,985)	24,630,753
Operating expenses	20,615,083	1,879,874	666,986	(536,882)	22,625,061

Operating income (loss)	1,485,476	450,459	68,861	896	2,005,692

For the first half ended September 30, 2026:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	23,865,191	2,730,695	366,577	—	26,962,462
Inter-segment revenues and transfers	115,940	31,378	572,341	(719,658)	—

Total	23,981,130	2,762,072	938,918	(719,658)	26,962,462
Operating expenses	22,382,927	2,289,692	809,912	(711,193)	24,771,338

Operating income (loss)	1,598,203	472,381	129,006	(8,465)	2,191,124

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed semi-annual consolidated financial statements. Transfers between industry segments are made at individually negotiated prices.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

(iii) Geographic information

For the first half ended September 30, 2025:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,155,251	10,284,525	3,039,153	3,895,951	2,255,874	—	24,630,753
Inter-segment revenues and transfers	5,358,041	183,985	107,361	555,573	71,331	(6,276,291)	—

Total	10,513,292	10,468,510	3,146,514	4,451,524	2,327,204	(6,276,291)	24,630,753
Operating expenses	9,396,132	10,536,375	2,945,768	4,007,238	2,125,276	(6,385,728)	22,625,061

Operating income (loss)	1,117,161	(67,865)	200,746	444,285	201,928	109,436	2,005,692

For the first half ended September 30, 2026:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,296,528	11,753,152	3,627,093	3,696,800	2,588,891	—	26,962,462
Inter-segment revenues and transfers	6,456,062	168,993	128,538	980,551	69,362	(7,803,507)	—

Total	11,752,590	11,922,145	3,755,631	4,677,350	2,658,253	(7,803,507)	26,962,462
Operating expenses	10,499,207	11,755,957	3,536,427	4,240,179	2,457,267	(7,717,698)	24,771,338

Operating income (loss)	1,253,383	166,188	219,204	437,171	200,986	(85,808)	2,191,124

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made at individually negotiated prices.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first half ended September 30,
	2025	2026
Japan	3,739,050	3,836,002
North America	10,321,494	11,803,198
Europe	3,004,242	3,580,968
Asia	3,865,728	3,855,319
Other	3,700,239	3,886,975

Total	24,630,753	26,962,462

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

(3) Assets Held for Sale

(i) The business integration of Mitsubishi Fuso Truck and Bus Corporation and Hino Motors, Ltd.

At the end of the year ended March 31, 2026, the assets, liabilities, and related other comprehensive income of Hino Motors, Ltd. (“Hino”) (automotive segment) and its consolidated subsidiaries were reclassified as held for sale, and were presented as assets held for sale, liabilities directly associated with assets held for sale, and other comprehensive income associated with assets held for sale. For the first half ended September 30, 2026, Toyota lost control of Hino as a result of the business integration. The loss of ¥95,445 million associated with the loss of control is included in “Other finance costs” in the condensed semi-annual consolidated statement of income.

(ii) Review of capital relationship with Toyota Industries Corporation

At the end of the year ended March 31, 2026, Toyota reclassified its holdings of Toyota Industries Corporation (“Toyota Industries”) (automotive segment) shares and related other comprehensive income as held for sale. Accordingly, investments accounted for using the equity method were included in assets held for sale, and related other comprehensive income was included in other comprehensive income associated with assets held for sale. For the first half ended September 30, 2026, Toyota completed the sale of its shares in Toyota Industries.

TOYOTA MOTOR CORPORATION FY2027 Semi-Annual Financial Summary

(4) Significant Subsequent Events

Retirement of treasury stock

At the Meeting of the Board of Directors held on Nov 5, 2026, TMC resolved to retire its treasury stock pursuant to Article 178 of the Companies Act.

Details of matters relating to retirement
Class of stock to be retired	Shares of common stock of TMC
Total number of shares to be retired	1,200,000,000 shares
Scheduled date of retirement

The last day of the fiscal quarter in which the completion date of the repurchase of shares pursuant to the resolutions of the board of directors’ meetings held on August 4, 2026 and November 5, 2026 falls.

Supplemental Material for Financial Results for FY2027 First Half (Consolidated)

< IFRS >

	FY2026												FY2027						FY2027
	1Q (2025/4-6)		2Q (2025/7-9)		First Half 6 months (2025/4-9)		3Q (2025/10-12)		4Q (2026/1-3)		12 months (‘25/4-‘26/3)		1Q (2026/4-6)		2Q (2026/7-9)		First Half 6 months (2026/4-9)		Forecast 12 months (‘26/4-‘27/3)
Vehicle Production (thousands of units)	2,301		2,321		4,622		2,362		2,309		9,293		2,355		2,282		4,637	(Note 1)
(Japan) –including Daihatsu & Hino	994		1,013		2,007		1,076		1,065		4,149		1,023		1,032		2,055
[Daihatsu & Hino]	[210	]	[211	]	[422	]	[242	]	[243	]	[907	]	[195	]	[180	]	[374	]
(Overseas) –including Daihatsu & Hino	1,306		1,308		2,615		1,286		1,243		5,144		1,332		1,250		2,582
[Daihatsu & Hino]	[86	]	[101	]	[188	]	[111	]	[105	]	[404	]	[105	]	[102	]	[207	]
North America	557		524		1,081		511		458		2,050		550		497		1,047
Europe	197		185		382		217		216		815		194		168		362
Asia	423		466		888		459		455		1,802		454		450		903
Central and South America	101		97		197		66		78		342		107		97		204
Africa	30		37		67		33		36		135		27		39		66
Vehicle Sales (thousands of units)	2,411		2,372		4,783		2,519		2,293		9,595		2,395		2,364		4,758		9,700	(Note 1)
(Japan) –including Daihatsu & Hino	481		488		970		546		565		2,082		524		500		1,024		2,100
[Daihatsu & Hino]	[130	]	[134	]	[264	]	[148	]	[158	]	[570	]	[118	]	[114	]	[231	]	[500	]
(Overseas) –including Daihatsu & Hino	1,930		1,883		3,813		1,972		1,728		7,513		1,870		1,864		3,734		7,600
[Daihatsu & Hino]	[48	]	[48	]	[96	]	[53	]	[54	]	[203	]	[39	]	[39	]	[78	]	[140	]
North America	794		739		1,533		784		616		2,934		792		737		1,530		3,000
Europe	298		275		573		308		302		1,183		307		282		589		1,220
Asia	421		432		853		471		434		1,759		439		418		857		1,740
Central and South America	129		132		261		103		110		475		139		134		273		550
Oceania	78		76		154		73		61		289		68		80		149		330
Africa	60		77		138		69		68		275		61		76		137		290
Middle East	147		151		298		161		134		594		63		135		198		470
Other	2		1		3		1		1		5		1		1		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,829		2,814		5,643		2,964		2,677		11,283		2,714		2,667		5,381		10,990	(Note 1)

Supplemental 1

Supplemental Material for Financial Results for FY2027 First Half (Consolidated)

< IFRS >

	FY2026						FY2027				FY2027
	1Q (2025/4-6)	2Q (2025/7-9)	First Half 6 months (2025/4-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)	1Q (2026/4-6)	2Q (2026/7-9)	First Half 6 months (2026/4-9)		Forecast 12 months (‘26/4-‘27/3)
Foreign Exchange Rates
Yen to US Dollar Rate	145	147	146	154	157	151	160	159	159		as premise:157
Yen to Euro Rate	164	172	168	179	184	175	185	183	184		as premise:182
Number of Employees	389,144	390,024	390,024	390,241	390,927	390,927	367,990	367,173	367,173	(Note 2)
Sales Revenues (billions of yen)	12,253.3	12,377.4	24,630.7	13,456.8	12,597.3	50,684.9	13,525.4	13,437.0	26,962.4		53,500.0
Geographic Information
Japan	5,210.7	5,302.5	10,513.2	5,812.3	5,748.4	22,074.1	5,824.5	5,928.0	11,752.5
North America	5,314.2	5,154.2	10,468.5	5,676.8	4,934.2	21,079.6	6,105.7	5,816.3	11,922.1
Europe	1,561.6	1,584.8	3,146.5	1,798.7	1,755.9	6,701.1	1,879.8	1,875.7	3,755.6
Asia	2,134.3	2,317.1	4,451.5	2,481.7	2,338.0	9,271.3	2,336.3	2,341.0	4,677.3
Other	1,127.4	1,199.7	2,327.2	1,161.3	1,270.4	4,758.9	1,272.1	1,386.0	2,658.2
Elimination	-3,095.1	-3,181.1	-6,276.2	-3,474.1	-3,449.9	-13,200.4	-3,893.3	-3,910.1	-7,803.5
Business Segment
Automotive	11,039.6	11,060.8	22,100.5	12,072.7	11,244.4	45,417.7	12,012.7	11,968.3	23,981.1
Financial Services	1,136.1	1,194.2	2,330.3	1,257.0	1,269.7	4,857.1	1,400.6	1,361.4	2,762.0
All Other	342.8	392.9	735.8	432.3	483.2	1,651.4	469.9	469.0	938.9
Elimination	-265.3	-270.6	-535.9	-305.2	-400.0	-1,241.2	-357.9	-361.7	-719.6
Operating Income (billions of yen)	1,166.1	839.5	2,005.6	1,191.0	569.4	3,766.2	1,063.4	1,127.6	2,191.1		3,900.0
(Operating Income Ratio) (%)	(9.5)	(6.8)	(8.1)	(8.9)	(4.5)	(7.4)	(7.9)	(8.4)	(8.1)		(7.3)
Geographic Information
Japan	645.0	472.1	1,117.1	679.3	524.5	2,321.0	540.1	713.2	1,253.3
North America	-21.1	-46.7	-67.8	162.8	-287.5	-192.5	185.4	-19.2	166.1
Europe	96.9	103.7	200.7	123.9	33.0	357.7	107.2	111.9	219.2
Asia	215.7	228.5	444.2	190.7	234.7	869.8	208.3	228.8	437.1
Other	94.0	107.8	201.9	56.2	70.7	328.9	92.5	108.4	200.9
Elimination	135.4	-26.0	109.4	-22.1	-6.1	81.1	-70.2	-15.6	-85.8
Business Segment
Automotive	911.4	574.0	1,485.4	934.9	356.6	2,777.0	719.9	878.2	1,598.2
Financial Services	222.2	228.2	450.4	212.9	188.3	851.7	275.6	196.7	472.3
All Other	37.4	31.3	68.8	46.8	16.3	132.0	81.6	47.3	129.0
Elimination	-5.0	5.8	0.8	-3.7	8.1	5.3	-13.7	5.3	-8.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	141.0	131.5	272.6	165.2	114.8	552.7	210.6	147.6	358.3		600.0
Income before Income Taxes (billions of yen)	1,252.1	1,225.9	2,478.1	1,710.3	964.5	5,152.9	1,963.8	990.5	2,954.4		4,960.0
(Income before Income Taxes Ratio) (%)	(10.2)	(9.9)	(10.1)	(12.7)	(7.7)	(10.2)	(14.5)	(7.4)	(11.0)		(9.3)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	841.3	932.0	1,773.4	1,257.4	817.2	3,848.0	1,477.0	759.4	2,236.4		3,570.0
(Net Income Ratio) (%)	(6.9)	(7.5)	(7.2)	(9.3)	(6.5)	(7.6)	(10.9)	(5.7)	(8.3)		(6.7)
Dividends
Cash Dividends (billions of yen)	—	586.5	586.5	—	651.6	1,238.2	—	588.9	588.9	(Note 3)
Cash Dividends per Share (yen)	—	45	45	—	50	95	—	50	50		100
Payout Ratio (%)	—	33.0	33.0	—	31.4	32.1	—	26.8	26.8		33.3
Value of Shares Repurchased (billions of yen) [actual purchase]	39.9	—	39.9	—	—	39.9	3,656.8	195.0	3,851.8	(Note 4)
Value of Shares Repurchased (billions of yen) [based on resolution]	—	—	—	—	3,656.8	3,656.8	1,000.0	300.0	1,300.0	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	14,594,987	14,594,987	14,594,987

Supplemental 2

Supplemental Material for Financial Results for FY2027 First Half (Consolidated)

< IFRS >

	FY2026						FY2027				FY2027
	1Q (2025/4-6)	2Q (2025/7-9)	First Half 6 months (2025/4-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)	1Q (2026/4-6)	2Q (2026/7-9)	First Half 6 months (2026/4-9)		Forecast 12 months (‘26/4-‘27/3)
R&D Expenses (billions of yen)	355.8	354.4	710.3	372.9	439.5	1,522.8	383.2	412.9	796.2		1,600.0	(Note 6)
Depreciation Expenses (billions of yen)	327.5	344.3	671.9	360.6	386.3	1,418.9	377.8	376.4	754.3		1,650.0	(Note 7)
Geographic Information
Japan	143.5	155.5	299.1	164.2	179.0	642.4	163.6	165.4	329.0
North America	108.7	109.4	218.2	112.3	118.2	448.8	119.3	125.2	244.5
Europe	23.3	25.9	49.3	28.9	28.1	106.4	28.7	25.0	53.8
Asia	42.7	43.1	85.9	44.4	46.7	177.1	50.6	45.8	96.4
Other	9.2	10.1	19.3	10.6	14.1	44.1	15.4	14.9	30.3
Capital Expenditures (billions of yen)	392.4	530.4	922.8	594.2	873.4	2,390.6	410.5	471.9	882.4		2,300.0	(Note 7)
Geographic Information
Japan	193.8	254.4	448.3	249.1	401.7	1,099.2	199.8	200.6	400.4
North America	125.4	165.2	290.6	165.4	215.8	671.9	105.6	139.8	245.5
Europe	18.8	17.5	36.3	30.0	43.9	110.2	33.4	19.3	52.8
Asia	28.5	62.1	90.6	114.2	159.2	364.2	42.3	67.0	109.4
Other	25.8	31.0	56.8	35.3	52.6	144.8	29.0	45.1	74.2
Total Liquid Assets (billions of yen)	17,016.3	17,709.5	17,709.5	18,005.8	17,418.0	17,418.0	14,727.6	15,171.5	15,171.5	(Note 8)
Total Assets (billions of yen)	93,468.1	97,574.8	97,574.8	102,344.5	105,522.3	105,522.3	102,635.1	101,980.7	101,980.7
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	36,040.2	37,492.1	37,492.1	38,974.6	39,918.8	39,918.8	37,308.8	37,447.0	37,447.0
Return on Equity (%)						10.1
Return on Asset (%)						3.9
Number of Consolidated Subsidiaries (including Structured Entities)						602
Number of Associates and Joint Ventures Accounted for Using the Equity Method						159

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	FY2026 actual results include Hino-brand vehicles (vehicle production: 109 thousands of vehicles; vehicle sales: 104 thousands of vehicles; total retail unit sales: 109 thousands of vehicles).

FY2027 actual results and forecast do not include Hino-brand vehicles (vehicle production and vehicle sales, however, include a portion of Hino-brand vehicles manufactured by Toyota’s consolidated subsidiaries).

(Note 2)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.

(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3